BELL, BOYD & LLOYD
                           Three First National Plaza
                       70 West Madison Street, Suite 3300
                          Chicago, Illinois 60602-5046
                                  312 372-1121
                                Fax 312 372-2098


      JANET D. OLSEN
       312 807-4311
   jolsen@bellboyd.com
                                                        December  17, 1997


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  BURRIDGE FUNDS
          1933 ACT REGISTRATION NO. 333-11633
          1940 ACT REGISTRATION NO. 811-7801

Ladies and Gentlemen:

     On behalf of Burridge Funds (the "Registrant"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, we are hereby requesting the consent of the Commission to the withdrawal of post-effective amendment number 2 to the Registrant's registration statement under the 1933 Act (post-effective amendment number 3 to its registration under the 1940 Act), which was filed on October 20, 1997, and which is scheduled to become effective on December 19, 1997. Please be advised that no preliminary prospectuses or preliminary statements of additional information with respect to the post-effective amendment have been circulated by the Registrant or its underwriters.

     The Registrant has determined for various business reasons that it does not wish to pursue the proposed reconstitution of the Burridge Capital Development Fund (the "Fund"), which the post-effective amendment was intended to implement. The Registrant desires to continue operation of the Fund in its current form pending final determination by the Registrant whether to continue or liquidate the Fund.

                                Sincerely,

                                BELL, BOYD & LLOYD

                                By /s/ Janet D. Olsen
                                   ------------------
                                   Janet D. Olsen


JDO:bms

CC: Mr. Kenneth M. Arenberg